UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Genius Juice LLC

Legal status of Issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    California

    Date of Organization:
    January 8, 2014

Physical Address of Issuer:
21143 Hawthorne Boulevard, 295, Torrance, CA 90503, United States

Website of Issuer:
https://www.geniusjuice.com

Current Number of Employees:
11

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,034,248	$1,066,049
Cash and Cash Equivalents	$93,797	$410,466
Accounts Receivable	$134,388	$120,567
Short-term Debt	$332,343	$882,213
Long-term Debt	$5,379,671	$2,852,214
Revenues/Sales	$2,479,202	$1,654,154
Cost of Goods Sold	$2,078,359	$1,536,832
Taxes Paid	$2,737	$0
Net Income	-$2,098,615	-$1,639,011

Annual Report for Form C-AR

of

Genius Jnice LLC

A California limited liability company

April 30, 2022

GENIUS JUICE LLC

Genius Juice LLC, a California limited liability company ("**Genius Juice**," the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR (together with all attachments and documentation incorporated herein by reference, the "**Form C-AR**") for the purpose of furnishing certain information about the Company as required under in 17 C.F.R. § 227.202.

You should rely only on the information contained in this Form C-AR, which will be filed with EDGAR and posted on the Company's website. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on our assumptions, based on information currently available to us, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR is accurate only as of the date of those respective documents and is based on information available to us on those dates. While this Form C-AR is dated as of the date set forth on the cover page of this Form C-AR, certain information is provided as of earlier dates, such as our financial statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION APPLICABLE TO YOUR PARTICULAR FINANCIAL OR TAX SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, LEGAL COUNSEL TAX ADVISOR AND ACCOUNTANT AS TO LEGAL, ACCOUNTING, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this Form C-AR or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at https://www.geniusjuice.com no later than 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year until it is no longer required to do so as provided below. Once posted, the annual report may be found on the Company's website at https://www.geniusjuice.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Genius Juice LLC

FINANCIAL CONDITION OF GENIUS JUICE LLC

Please see the financial information listed on the cover page of Form C-AR and attached hereto as Exhibit A. Additionally, reference to the financial condition of Genius Juice LLC is referenced throughout this Form C-AR.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of March 31, 2022, the Company had an aggregate of $237,414 in cash and cash equivalents, leaving the Company with approximately 8 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

COMPANY INFORMATION

Issuer Legal Name:	Genius Juice LLC
Form of Organization:	Limited Liability Company
Jurisdiction in Which Issuer is Formed:	California
Date of Organization:	January 8, 2014
Physical Address:	21143 Hawthorne Boulevard, 295, Torrance, CA 90503, United States
Web Site:	https://www.geniusjuice.com
Locations in Which the Company Conducts Business:	All 50 States except Hawaii and Alaska

OFFICERS AND DIRECTORS

The names of the directors and officers (and any persons occupying a similar status or performing a similar function, including a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer and any person routinely performing similar functions) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years is included as follows:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities	Education

1

		for the Last Three (3) Years	
Alex Bayer	CEO, Managing Member	Genius Juice- Founder, 2014-Present	California Polytechnic State University - Bachelors, Marketing and Graphic Communication
Ramon Canek	COO	Genius Juice - COO, 2019-Present Canek Consultants - CEO, 2010-Present	Universidad de San Carlos de Guatemala - B.B.A.

CERTAIN BENEFICIAL OWNERSHIP OF THE COMPANY

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Alex Bayer	100/Common Units	58.50%

DESCRIPTION OF THE BUSINESS & BUSINESS PLAN

Genius Juice manufactures whole coconut smoothie beverages that are distributed nationally in small and large retailers. They are also available online direct to consumer.

The Company's Products and/or Services

Product / Service	Description	Current Market
Whole Coconut Smoothie - The Original	The original flavored coconut smoothie	supermarket retailers, direct to consumer
Whole Coconut Smoothie - Mocha	the mocha flavored coconut smoothie	supermarket retailers, direct to consumer
Whole Coconut Smoothie - Vanilla Cinnamon	the vanilla cinnamon flavored coconut smoothie	supermarket retailers, direct to consumer

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

The key competitors in this space are other coconut water brands and plant-based beverages. Brands such as Vita Coco or Zico own collectively 70-75% of the market share in the coconut water space. In the plant-based emerging category, brands such as KOIA, REBBL, and Remedy Organic are younger emerging brands that we compete with in natural stores nationally.

Customer Base

Our customer base consists of people looking for healthier alternatives to sugary juices and smoothies with minimal ingredients and more functional benefits. We offer additional value beyond coconut water and other smoothies on the market.

Supply Chain

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Anticipated Business Plan

The Company generates 65% of our revenue from brick and mortar stores and 35% is from direct to consumer.

EMPLOYEES

The   Company   currently   has   11   employees.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still working on implementing its business plan and its business plan may not be successful. There can be no assurance that we will ever operate profitably or that if profitability is achieved, we will be able to maintain profits regularly. While many companies successfully return capital to investors without achieving substantial profits, there is no guarantee that such an exit will occur or be available to the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by non-mature companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these restrictions have largely been lifted, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. New waives or different variants of the virus could result in additional unforeseeable business disruptions. Additionally, the world or particular regions could experience pandemics related to other types of viruses, disease or similar, which could have substantial impacts on our business.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business. We may implement new lines of business at any time. Our business model is subject to significant risk and may not be thoroughly tested in the market. Therefore, we may have need to modify or completely change our business model. The failure to foresee market changes and reactions in which we operate could adversely impact our business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

1

We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, we are dependent on Alex Bayer, our CEO, Managing Member, and Ramon Canek, our COO. The Company has or intends to enter into employment agreements with Alex Bayer, and Ramon Canek, however there can be no assurance that it will do so or that any of them will continued to be employed by the Company for a particular period of time. The loss of any of them could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	Common Units
Number of membership units Authorized	300
Number of membership units Outstanding	171
Par Value Per Membership Unit	None
Voting Rights	1 Vote Per Share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Units which may dilute the Security.
Percentage ownership of the Company by the holders of such security.*	67.8%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Notes
Face Value	$250,000
Voting Rights	Yes
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	4%

1

Interest Rate	6%*
Valuation Cap	$4,500,000

*For purposes of calculating the percentage ownership of the Company by holders of this security, no interest has been included in such calculation.

Type	Convertible Notes
Face Value	$594,835
Voting Rights	Yes
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	7.1%
Interest Rate	6%*
Valuation Cap	$6,000,000

*For purposes of calculating the percentage ownership of the Company by holders of this security, no interest has been included in such calculation.

Type	Convertible Notes
Face Value	$362,004
Voting Rights	Yes
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	4.4%
Interest Rate	10%*
Valuation Cap	$6,000,000

*For purposes of calculating the percentage ownership of the Company by holders of this security, no interest has been included in such calculation.

Type	Convertible Notes
Face Value	$1,225,000
Voting Rights	Yes
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	8.7%
Interest Rate	6%*
Valuation Cap	$10,000,000

*For purposes of calculating the percentage ownership of the Company by holders of this security, no interest has been included in such calculation.

Type	Crowd SAFE
Face Value	$1,085,513
Voting Rights	None (even upon conversion).
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	This Security is the Security issued pursuant
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	5.5%
Valuation Cap	$14,000,000

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $14,000,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Debt

The Company has the following debt outstanding:

Creditor	EIDL Loan
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75%
Other Material Terms	Repayment will be in monthly installments of $731 per month, beginning May 12, 2021
Maturity Date	

Creditor	Related Party Loans
Amount Outstanding	$1,052,912
Interest Rate and Amortization Schedule	1%
Maturity Date	January 1, 2025

Additionally, Crossover Capital provides advances on purchase orders that have been delivered to customers. They charge 1 % every 15 days of funding advances. The balance as of December 31, 2021, was 109,434.

Restrictions on Transfer of Securities Sold in Reliance on Regulation CF

All securities sold in reliance on regulation CF may only be transferred or sold in accordance with the following:

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) The term accredited investor means any person who comes within any of the categories set forth in 17 C.F.R. 230.501(a), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) The term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

PRIOR OFFERINGS

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
Common Units	$25,000	1.56	Inventory, Marketing, Working Capital	April 1, 2018	Section 4(a)(2)
Common Units	$25,000	1.57	Inventory, Marketing, Working Capital	May 17, 2018	Section 4(a)(2)
Common Units	$25,000	1.59	Inventory, Marketing, Working Capital	May 20, 2018	Section 4(a)(2)
Common Units	$25,000	1.61	Inventory, Marketing, Working Capital	July 4, 2018	Section 4(a)(2)
Common Units	$25,000	1.62	Inventory, Marketing, Working Capital	October 31, 2018	Section 4(a)(2)
Common Units	$15,000	0.54	Inventory, Marketing, Working Capital	February 18, 2019	Section 4(a)(2)
Common Units	$25,000	1.03	Inventory, Marketing, Working Capital	April 14, 2019	Section 4(a)(2)
Common Units	$5,000	0.18	Inventory, Marketing, Working Capital	April 14, 2019	Section 4(a)(2)
Common Units	$25,000	2.07	Inventory, Marketing, Working Capital	July 24, 2019	Section 4(a)(2)
Common Units	$100,000	2.8	Inventory, Marketing, Working Capital	March 25, 2020	Section 4(a)(2)
Convertible Note	$60,000	1	Inventory, Marketing, Working Capital	February 9, 2020	Section 4(a)(2)
Convertible	$8,334	1	Inventory,	February 12,	Section 4(a)(2)

Note			Marketing, Working Capital	2020	
Convertible Note	$8,334	1	Inventory, Marketing, Working Capital	February 12, 2020	Section 4(a)(2)
Convertible Note	$8,334	1	Inventory, Marketing, Working Capital	February 12, 2020	Section 4(a)(2)
Convertible Note	$5,000	1	Inventory, Marketing, Working Capital	March 17, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	April 11, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	April 20, 2020	Section 4(a)(2)
Convertible Note	$18,000	1	Inventory, Marketing, Working Capital	April 21, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	April 22, 2020	Section 4(a)(2)
Convertible Note	$4,000	1	Inventory, Marketing, Working Capital	April 23, 2020	Section 4(a)(2)
Convertible Note	$50,000	1	Inventory, Marketing, Working Capital	April 25, 2019	Section 4(a)(2)
Convertible Note	$5,000	1	Inventory, Marketing, Working Capital	April 26, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	April 28, 2020	Section 4(a)(2)
Convertible Note	$20,000	1	Inventory, Marketing, Working Capital	May 1, 2020	Section 4(a)(2)

Convertible Note	$5,000	1	Inventory, Marketing, Working Capital	May 1, 2020	Section 4(a)(2)
Convertible Note	$8,334	1	Inventory, Marketing, Working Capital	May 8, 2020	Section 4(a)(2)
Convertible Note	$10,000	1	Inventory, Marketing, Working Capital	August 17, 2020	Section 4(a)(2)
Convertible Note	$15,000	1	Inventory, Marketing, Working Capital	August 31, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	September 15, 2020	Section 4(a)(2)
Convertible Note	$100,000	1	Inventory, Marketing, Working Capital	October 2, 2020	Section 4(a)(2)
Convertible Note	$100,000	1	Inventory, Marketing, Working Capital	August 4, 2020	Section 4(a)(2)
Convertible Note	$75,000	1	Inventory, Marketing, Working Capital	December 16, 2018	Section 4(a)(2)
Convertible Note	$8,334	1	Inventory, Marketing, Working Capital	February 12, 2020	Section 4(a)(2)
Convertible Note	$5,000	1	Inventory, Marketing, Working Capital	May 3, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	November 26, 2020	Section 4(a)(2)
Convertible Note	$25,000	1	Inventory, Marketing, Working Capital	April 30, 2020	Section 4(a)(2)
Convertible Note	$8,334	1	Inventory, Marketing, Working Capital	February 12, 2020	Section 4(a)(2)

Convertible Note	$50,000	1	Inventory, Marketing, Working Capital	May 4, 2020	Section 4(a)(2)
Convertible Note	$476,835	1	Inventory, Marketing, Working Capital	April 7, 2020	Section 4(a)(2)
Warrant	$174,165	6.3,446	Inventory, Marketing, Working Capital	December 31, 2020	Section 4(a)(2)
Crowd SAFE*	$153,534	1	Inventory, Marketing, Working Capital	February 2, 2021	Regulation Crowdfunding
Crowd SAFE*	$233,073	1	Inventory, Marketing, Working Capital	April 8, 2021	Regulation Crowdfunding

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Person	Alex Bayer
Relationship	CEO
Amount of Interest	$313,802
Nature of Interest	The Company's CEO, Alex Bayer, loaned the Company the amount, which is due and payable in 2025. The loan bears interest at a rate of 1% per annum.

Person	Arnold S Bayer
Relationship	Family Member of the CEO, Alex Bayer
Amount of Interest	$739,110
Nature of Interest	The father of the Company's CEO, Alex Bayer, loaned the Company the amount, which is due and payable in 2025. The loan bears interest at a rate of 1% per annum.

PRIOR COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company has relied on Regulation Crowdfunding for two offerings: one that ended on December 10, 2021, and one that ended September 14, 2021. A Form C-AR was filed on December 11, 2020.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alex Bayer
_____
(Signature)

Alex Bayer
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Alex Bayer
_____
(Signature)

Alex Bayer
_____
(Name)

CEO, Managing Member
_____
(Title)

April 30, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Alex Bayer, being the CEO of Genius Juice LLC, hereby certify as of the date of this Form C-AR that the financial statements of Genius Juice LLC included in this Form are true and complete in all material respects.

/s/ Alex Bayer
_____
(Signature)

Alex Bayer
_____
(Name)

CEO
_____
(Title)

April 30, 2022
_____
(Date)

EXHIBIT A

Financial Statements

Genius Juice, LLC
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 First Republic Checking #0800	68,780.40
1001 First Republic Checking #4801	1,775.85
1002 WFB Checking Acct#2843	132.81
1003 WFB Gold Business Acct #3107	8,019.25
1004 Paypal	72.84
1005 Bill.com Money Out Clearing	0.00
1006 Crossover Factor Reserve Acct	15,015.70
1007 PO Clearing	0.00
1008 PO Clearing - THB	0.00
Total Bank Accounts	**$ 93,796.85**
Accounts Receivable	
1100 Accounts Receivable	134,388.33
1101 Allowance for Doubtful Accounts	0.00
Total Accounts Receivable	**$ 134,388.33**
Other Current Assets	
1200 Accounts Receivable - Other	0.00
1201 Amazon Unavailable Balance	64.59
1202 Deferred Discounts	0.00
1203 Prepaid Expense	5,715.21
1204 Shopify Clearing Account	699.44
1205 Stripe Clearing Account	0.00
1206 Undeposited Funds	26,105.55
1250 Inventory	753,855.38
Total Other Current Assets	**$ 786,440.17**
Total Current Assets	**$ 1,014,625.35**
Fixed Assets	
1300 Tangible Fixed Assets	1,519.51
1350 Intangible Fixed Assets	18,102.90
Total Fixed Assets	**$ 19,622.41**
TOTAL ASSETS	**$ 1,034,247.76**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	61,614.37
2101 Accounts Payable - THB	4,812.87
Total Accounts Payable	**$ 66,427.24**
Other Current Liabilities	
2200 Accrued Expenses	6,109.11
2201 Accrued Trade Spend	5,000.00
2202 CA CRV	5,034.58
2203 Copra LOC	0.00

2205 Crossover Factor Liability		109,434.31
2206 Crossover Original Purchase Dis		-27,175.01
2207 Deferred Revenue		4,466.99
2208 EIDL Loan		158,806.25
2209 PPP Loan		0.00
2210 Reserve for MCBs		4,239.30
2211 Sales Tax Payable		0.00
Total Other Current Liabilities	$	**265,915.53**
Total Current Liabilities	$	**332,342.77**
Long-Term Liabilities		
2300 Notes		4,329,386.50
2306 Officer Loan		1,050,284.51
Total Long-Term Liabilities	$	**5,379,671.01**
Total Liabilities	$	**5,712,013.78**
Equity		
3000 Capital Accounts		854,915.00
3100 Warrants		272,498.32
3998 Opening Balance Equity		0.00
3999 Retained Earnings		-3,706,564.54
Net Income		2,098,614.80
Total Equity	-$	**4,677,766.02**
TOTAL LIABILITIES AND EQUITY	$	**1,034,247.76**

Genius Juice, LLC
Profit and Loss
January - December 2021

	Total
Income	
4000 Sales	2,479,201.70
4499 Sales of Product Income	0.00
4500 Trade Spend	-381,868.81
46000 Sales Income (deleted)	0.00
Total Income	$ 2,097,332.89
Cost of Goods Sold	
5000 Cost of Goods Sold	1,481,335.16
5001 Amazon COGS	19,496.18
5002 Ecommerce COGS	29,578.07
5003 Wholesale COGS	383,767.24
5008 Other COGS	6,900.32
5009 Quality Control	11,639.75
5010 Freight In	31,816.37
5995 Inventory Disposal	7,322.37
5996 Yield Loss	7,500.43
5997 Loss on Disposition of Product	125,504.84
5999 Inventory Adjustments	-26,501.89
Total Cost of Goods Sold	$ 2,078,358.84
Gross Profit	$ 18,974.05
Expenses	
6000 Marketing	332,867.07
6100 Selling Expenses	329,311.26
6200 Salary & Wages	75,000.00
6300 Logistics	457,200.79
6400 Travel & Entertainment	14,567.47
6500 General & Administrative	89,298.57
6600 Research & Development	4,725.68
6700 Professional Fees	666,129.68
Total Expenses	$ 1,969,100.52
Net Operating Income	-$ 1,950,126.47
Other Income	
7001 Interest Income	250.00
7002 Other Income	166,610.62
Total Other Income	$ 166,860.62
Other Expenses	
Unrealized Gain or Loss	0.00
8000 Amortization Expense	5,964.10
8001 Bad debt	1,918.09
8002 Depreciation Expense	138.14
8003 Exchange Gain or Loss	-47,000.60
8004 Extraordinary Inventory Variance	115,678.95
8005 Factor Fees (Crossover)	41,332.01

Unaudited

8006 Financing Expenses		-11,200.00
8007 Interest Expense		196,297.02
8008 Other Expense		9,484.20
8012 Taxes		2,737.04
Total Other Expenses	**$**	**315,348.95**
Net Other Income	**-$**	**148,488.33**
Net Income	**-$**	**2,098,614.80**

Friday, Apr 29,2022 04:10:28 PM GMT-7 - Accrual Basis

Genius Juice LLC

(a California Corporation)

Audited Financial Statements

Period of January 1, 2019 through December 31, 2020

Audited by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Genius Juice LLC

Table of Contents



TaxDrop
CPA & Advisor

INDEPENDENT AUDITOR'S REPORT

April 26, 2021

To: Management of Genius Juice LLC
        Attn: Alex Bayer, CFO

Re: 2020 and 2019 Financial Statement Audit
        Genius Juice LLC

We have audited the accompanying balance sheets of Genius Juice LLC (the "Company") as of December 31, 2020 and 2019, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's Conclusion

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Genius Juice LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

GENIUS JUICE, LLC
BALANCE SHEET
As of December 31, 2020 and 2019
(Audited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	410,466	8,528
Accounts receivable, net	120,567	24,946
Inventory	458,654	338,371
Prepaid expenses	56,872	35,333
Undeposited funds	14,602	-
Other current assets	1,721	41
Total Current Assets	**1,062,882**	**407,219**
Other Assets		
Intangible assets, net of amortization	3,167	7,106
Total Other Assets	**3,167**	**7,106**
Total Assets	**1,066,049**	**414,325**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	281,176	310,216
Factoring liability	52,433	12,703
Line of credit	205,837	203,530
Accrued interest	56,905	18,152
Convertible notes	279,022	-
Other current liabilities	6,841	-
Total Liabilities	**882,213**	**544,601**
Long-Term Liabilities		
Loans Payable	191,399	-
Promissory notes	37,221	37,221
Notes payable - related party	1,026,977	1,014,354
Convertible notes	1,596,618	265,847
Total Long-Term Liabilities	**2,852,214**	**1,317,421**
Total Liabilities	**3,734,427**	**1,862,023**
STOCKHOLDERS' EQUITY		
Warrants	174,165	-
Member's contributions	854,915	610,750
Retained earnings	(2,058,447)	(1,405,740)
Net income	(1,639,011)	(652,707)
Total Stockholders' Equity	**(2,668,378)**	**(1,447,697)**
Total Liabilities and Stockholders' Equity	**1,066,049**	**414,325**

See Independent Auditor's Report and notes to the financial statements.

GENIUS JUICE, LLC
Statement of Operations
As of December 31, 2020 and 2019
(Audited)

	2020	2019
Revenues	1,654,154	635,874
Cost of revenues	1,536,832	622,192
Gross profit (loss)	**117,322**	**13,683**
Operating expenses		
Salary and wages	40,000	0
Professional fees	618,912	341,033
Sales and marketing	159,982	234,004
General and administrative	58,749	20,198
Logistics	525,056	61,135
Research & development	11,445	22,637
Travel	3,717	7,657
Total operating expenses	**1,417,860**	**686,664**
Other Income/(Expense)		
Other income	73,024	61,550
Amortization expense	(3,939)	(1,872)
Bad debt expense	(8,699)	(9,361)
Interest expense	(128,868)	(26,306)
Other expenses	(269,990)	(3,737)
Total other income	**(338,472)**	**20,274**
Net Income	**(1,639,011)**	**(652,707)**

See Independent Auditor's Report and notes to the financial statements.

GENIUS JUICE, LLC
STATEMENT OF MEMBERS' EQUITY
For Years Ending December 31, 2020 and 2019

	Member's Equity	Warrants	Retained Earnings	Total Member's Equity
Balance as of January 1, 2019	540,750	-	(1,405,740)	(864,990)
Warrant contributions	-	-	-	-
Member contributions	70,000	-	-	70,000
Net Income (Loss)	-	-	(652,707)	(652,707)
Balance as of December 31, 2019	610,750	-	(2,058,447)	(1,447,697)
Warrant contributions	-	174,165	-	174,165
Member contributions	244,165	-	-	244,165
Net Income (Loss)	-	-	(1,639,011)	(1,639,011)
Balance as of December 31, 2020	**854,915**	**174,165**	**(3,697,458)**	**(2,668,378)**

See Independent Auditor's Report and notes to the financial statements.

GENIUS JUICE, LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
(Audited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	**(1,639,011)**	(652,707)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Amortization	3,939	(3,128)
Accrued interest	38,753	18,152
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(95,620)	10,938
(Increase) Decrease in inventory	(120,283)	(287,518)
(Increase) Decrease in prepaid expenses	(21,539)	(35,333)
(Increase) Decrease in undeposited funds	(14,602)	13,566
Increase (Decrease) in other current assets	(1,680)	(41)
Increase (Decrease) in accounts payable	(29,040)	136,884
Increase (Decrease) in factoring liability	39,730	12,703
Increase (Decrease) in line of credit	2,307	203,530
Increase (Decrease) in other current liabilities	6,841	(850)
Net cash used in operating activities	**(1,830,207)**	**(583,804)**
Cash Flows from Investing Activities		
Net cash used in investing activities	-	-
Cash Flows from Financing Activities		
Issuance of warrants	174,165	-
Issuance of member's equity	244,165	70,000
Issuance of convertible notes	1,609,793	63,403
Issuance of promissory notes	-	37,221
Issuance of loans payable	191,399	-
Issuance of notes payable - related party	12,623	301,088
Net cash provided by financing activities	**2,232,145**	**471,711**
Net change in cash and cash equivalents	**401,938**	**(112,092)**
Cash and cash equivalents at beginning of period	8,528	120,620
Cash and cash equivalents at end of period	**410,466**	**8,528**

See Independent Auditor's Report and notes to the financial statements.

GENIUS JUICE LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

Genius Juice LLC (which may be referred to as the "Company", "we," "us," or "our") was formed in the State of California on January 8, 2014. The Company develops, produces and distributes coconut products. The Company's headquarters are in Torrance, California.

Genius Juice started as not only a mission to bring the healthiest and tastiest product to market, but also to be a zero-waste company. Their goal was to utilize the entire coconut inside and out. Once they extract the coconut water and coconut meat which is blended into a delicious coconut smoothie, they 'UP-CYCLE' the coconut husk. The coconut husk is then used for generating alternative energy and also converted into coconut charcoal for detoxification products. Their mission is truly ZERO WASTE and utilization of the ENTIRE coconut!

Since Inception, the Company has relied on the issuance of convertible notes (see Note 5) and advances from related parties (see Note 9) to fund its operations. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 12). During the next twelve months, the Company intends to fund its operations with the issuance of convertible notes (see Note 5), funding from a crowdfunding campaign (see Note 13), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, and 2019, the Company held $410,466 and $8,528 respectively.

Accounts Receivable

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. As of December 31, 2020, and 2019 the Company had $120,567 and $24,946, respectively in accounts receivable.

Inventory

Inventories are stated at lower of cost or market. At December 31, 2020 and 2019 respectively, the balance of inventory related to finished goods was $423,199 and $338,371. See Note 4 for more information.

Advertising

The Company expenses advertising costs as they are incurred.

Intangible Assets

Intangible assets with a finite life consist of website design, graphic design, and logos and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is 3-5 years.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Income Taxes

The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes. The Company applies ASC 740, Income Taxes for applying criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2020, and 2019 the Company had recognized sales of $1,654,154 and $635,874, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard will not have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company applies ASC 740, Income Taxes for applying criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

NOTE 4 – INVENTORY

On December 31, 2020 and 2019 inventories consisted of coconut smoothies finished goods, raw materials and inventory deposits. The ending inventories for years ending December 31, 2020 and 2019 were $458,654 and $338,371, respectively.

	2020	2019
Finished Goods	346,536	320,939
Raw Materials	76,663	17,432
Inventory Deposits	35,455	-
	458,654	338,371

NOTE 5 – CONVERTIBLE NOTES

In 2018 the Company issued three promissory notes for a total of $200,000, with 6% APRs and maturity dates in 2020. In 2019, one promissory note was issued for a total of $50,000, with 6% APRs and maturity dates in 2021 (collectively, the "Notes").

The Notes are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of stock received in the Qualified Financing, or $4,500,000 divided by the Company's capitalization on an as-converted to common stock basis including all outstanding securities and options, warrants and other rights to acquire equity securities of the Company, whether or not the securities are subject to vesting or repurchase, and all shares issued or reserved for issuance under any equity incentive or similar plan.

In 2020 the Company issued promissory notes (the "2020 Notes") for a total of $1,541,839, with interest rates ranging 6% to 10% and maturity dates in 2022.

The Notes are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of stock received in the Qualified Financing, or valuation caps of either $10,000,000 or $6,000,000 divided by the Company's capitalization on an as-converted to common stock basis including all outstanding securities and options, warrants and other rights to acquire equity securities of the Company, whether or not the securities are subject to vesting or repurchase, and all shares issued or reserved for issuance under any equity incentive or similar plan.

NOTE 6 – MEMBERS' EQUITY

The Company routinely receives investment from the founder or other stakeholders during the ordinary course of business. As of December 31, 2020, total contribution to the Company totaled $854,915 in exchange for 171 membership units.

In connection with services provided to the Company, in 2020 the Company issued warrants of 6.3446 units of warrants outstanding with an exercise price of $10/warrant. The fair value of the warrants of $174,165 was determined based on the value of services provided. The warrants are exercisable after one year period from date of issuance.

NOTE 7 – ACCOUNTS RECEIVABLE FACTORING

Total outstanding accounts receivable factored at December 31, 2020 and 2019 which is included in accounts receivable on the accompanying balance sheets was $120,567 and $24,946, respectively.

NOTE 8 – LINE OF CREDIT

In March 2019, the Company secured a line of credit from their manufacturing supplier. The line is unsecured and non-collateralized and holds a 12% per annum interest rate. The maximum amount allowed on the line of credit is $200,000. The balance fluctuates between $32,000 and $200,000 at any given time. As of December 31, 2020 balance was $205,837 with accrued interest of $37,933 (refer to Note 13—Subsequent Events for further details).

NOTE 9 – NOTE PAYABLE – RELATED PARTY

Since inception, related parties including Alexander Bayer, the CEO, and his father have provided loans to the Company valued at $1,026,977 and $1,014,354 as of December 31, 2020 and 2019, respectably. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

NOTE 10 – PPP EIDL LOANS

In May 2020, the Company entered a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration for a total of $37,966. The loan matures in August 2022 and has an interest rate of 1.00%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment. Payments of the Loan begin in 2021.

In May 2020, the Company entered an Economic Injury Disaster Loan ("EIDL Loan") through the Small Business Administration for a total of $150,000. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning May 8, 2021 (twelve months from the date of the SBA Note) in the amount of $731. The balance of principal and interest is payable thirty years from the date of the SBA Note.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak.

Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 12 – GOING CONCERN

Since Inception, the Company has relied on funds from owners, investors and loans to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as sustain revenue-producing activities. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity ("SAFEs"). The Company is attempting to raise a minimum amount of $25,000 minimum in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. Proceeds from the offering total $564,769 through April 26, 2021, the date the financial statements were available to be issued.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Convertible Notes

In 2021 the Company issued promissory notes for a total of $640,000, with 6% APRs and maturity dates in 2023.

The Notes are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of stock received in the Qualified Financing, or $10,000,000 divided by the Company's capitalization on an as-converted to common stock basis including all outstanding securities and options, warrants and other rights to acquire equity securities of the Company, whether or not the securities are subject to vesting or repurchase, and all shares issued or reserved for issuance under any equity incentive or similar plan.

Line of Credit

On January 7, 2021 the Company entered an updated agreement with their manufacturing supplier ("Supplier") as the Company was unable to meet the terms of the previously agreed line of credit. The Company paid the Supplier the sum of $31,000 on January 15th, 2021. Further, on the first of each month commencing February 1st, and ending on December 1st Genius will make 11 installment payments of $8,090.91 to the Supplier to reduce a portion of the principal on the outstanding debt. If the Company makes all scheduled payments as indicated or earlier; the Supplier will convert the remaining principal balance plus any unpaid interest owing by Genius by end of December 2021 into a Genius Juice convertible note at the same terms as the current Genius 2021 capital round ($10M Valuation Cap, 6 % Interest, 20 % Discount).

Management's Evaluation

Management has evaluated subsequent events through April 26, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.